Exhibit 99.36

WESTERN WIND ENERGY CORP.

1326 - 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

March 30, 2012

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,657,641

WESTERN WIND ENERGY REPORTS FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2011

VANCOUVER, B.C. – Western Wind Energy Corp. (the “Company” or “Western Wind”) today announced its financial and operating results for the year ended December 31, 2011. All figures are in US dollars unless otherwise stated.

RECENT DEVELOPMENTS

  The Company’s total assets as at December 31, 2011, were $395,924,719 compared with $270,984,170 as at December 31, 2010, an increase of 46% year-over-year.

  On March 22, 2012, Western Wind submitted its Windstar Generating Facility cash grant application to the U.S. Department of the Treasury. The cash grant will be from a U.S. Federal Government program to encourage renewable energy development through a 30% cash grant in lieu of tax credits, paid by the U.S. Department of Energy, and is part of the American Recovery Re-Investment Act ("ARRA"). Western Wind submitted $301,855,689 of eligible costs for an estimated cash grant of $90,556,707, which is subject to review and approval by the Department of Treasury. In accordance with the program guidance, applications are to be reviewed and payments made within 60 days from the later of the date of complete application or the date the property is placed in service.

  On January 27, 2012, the Company declared commercial operations for its 120MW Windstar Generating Facility.

  On January 21, 2012, the Company closed a non-brokered private placement of 1,550,000 Units at a price of C$2.00 per Unit for gross proceeds of C$3,100,000.

    On December 30, 2011, the Kingman project $4,082,535 loan with RMT, Inc. (“RMT”) and $4,200,000 Keybank treasury grant loan were repaid with proceeds from the Kingman cash grant, terminating all obligations under those loan agreements. The Kingman construction loan was converted to a $16,000,000 term loan on December 23, 2011.

    On December 21, 2011, the Kingman Generating Facility cash grant application to the U.S. Department of the Treasury was approved, and the Company received proceeds of $9,324,382 on December 24, 2011.

    On December 29, 2011, the Company entered into a Module Supply Agreement ("MSA") with REC Solar U.S., LLC for the purchase of solar modules totaling approximately 42MW DC (30MW AC) for its Yabucoa Project, in Puerto Rico.

    On November 2, 2011, the Company executed a fixed price Power Purchase Agreement (“PPA”) with San Diego Gas & Electric Company (“SDG&E”) for its 30MW Mesa wind generation facility. On March 27, 2012, Western Wind deposited $483,140 delivery term security with SDG&E for the term of the PPA expiring December 31, 2013. The existing PPA with SCE will terminate on March 31, 2012 and energy sales will commence with SDG&E on April 1, 2012.

  RESULTS OF OPERATIONS

  The Company recorded a net loss for the year ended December 31, 2011 of $4,915,478 compared to net income of $568,783 for the year ended December 31, 2010. Basic and Diluted loss per share was $(0.08) for the year ended December 31, 2011 compared to earnings of $0.01 per share for the year ended December 31, 2010.

  Revenue

  For the year ended December 31, 2011, the Mesa, Kingman and Windridge Generating Facility’s generated combined energy sales of $3,254,393, compared to energy sales revenue of $2,637,927 for the comparative period. The increase in energy sales for the year ended December 31, 2011, was largely driven by a 9% increase in energy production over the comparative period due to the additional revenues from the newly operational Kingman Generating Facility, coupled with a 16% year-over-year increase in the average sales price.

  Cost of sales

  Cost of sales increased 20% to $1,738,728 for the year ended December 31, 2011 and was 53% of revenues compared to $1,447,848 for the year ended December 31, 2010, and 55% of revenues. This year-over-year increase in cost of sales resulted primarily from the addition of the newly operational Kingman Generating Facility, and a decision from the Bureau of Land Management to bill for back rental payments for the Company’s Mesa Generating Facility.

  General and administration

  General and administration costs increased $1,899,110 (67%) to $4,724,330 for the year ended December 31, 2011, compared to $2,825,220 for the comparative period. This increase can largely be attributed to the following:

    Professional fees increased $557,347 (147%) to $937,463 for the year ended December 31, 2011, due to the expanded scope of outside legal services resulting from a settlement agreement with a previous consultant, and additional costs for the year end audit and tax advisory services.

    Salaries, consulting and directors’ fees increased $466,874 (47%) to $1,463,207 for the year ended December 31, 2011, as additional administrative and accounting staff were hired to support growth resulting from the construction of Windstar and Kingman projects in 2011.

    Stock based compensation increased $457,561 (59%) to $1,230,136 for the year ended December 31, 2011, and is directly attributed to the issuance of options to the Company’s contractors, employees, and directors in December 2010.

  Project development

  Project development costs decreased $4,416,355 (65%) to $2,347,760 for the year ended December 31, 2011, compared to $6,764,115 for the comparative period. This decrease can largely be attributed to the following:

    Consulting fees decreased $5,019,670 (645%) to $778,190 for the year ended December 31, 2011, and is attributed to the $4.9 million in Windstar and Kingman bonuses declared to the Company’s consultants, employees and directors in December 2010.

    Stock based compensation increased $226,336 (69%) to $554,930 for the year ended December 31, 2011, and is directly attributed to the issuance of options to the Company’s contractors, employees, and directors in December 2010.

    Project costs increased $435,957 (134%) to $760,712 for the year ended December 31, 2011, due primarily to land lease costs associated with our Snowflake development project, costs incurred on our Kingman project and a one-time bonus-payable to a consultant of the Company for achievement of milestones on the Windstar project.

  Amortization

  Amortization expense increased $427,260 (46%) to $1,355,557 for the year ended December 31, 2011, compared to $928,297 for the comparative period, as the Kingman Generating Facility was placed into commercial operation on September 24, 2011, and the respective plant and equipment amortization commenced.

  Asset retirement obligation

  Asset retirement obligation accretion increased $20,678 (304%) to $27,484 for the year ended December 31, 2011, compared to $6,806 for the comparative period, as the Company’s Kingman Generating Facility has provided for the future remediation costs.

  Interest and finance costs on loans payable

  Interest and finance costs on long term debt for the year ended December 31, 2011, increased $1,210,438 (1820%) to $1,276,933 compared to $66,495 for the comparative period. The increase in interest and finance expenses for the year ended December 31, 2011, is attributed to the corporate bridge financing, and the recognition of of our Kingman Generating Facility credit agreement interest in the Statement of Operations, previously capitalized during construction. Interest on the Windstar construction loans is capitalized as part of the power project development and construction costs, while the project is under construction.

  Foreign exchange (gain) loss

  The Company incurred a foreign exchange gain of $6,202 for the year ended December 31, 2011, compared to a gain of $202,175 in the comparative period. This decreased foreign exchange exposure is attributed to realized foreign exchange gains/losses on U.S. dollar denominated payable balances, held by the Canadian parent company, offsetting each other as the USD/CAD exchange rate fluctuated throughout 2011.

  Other income

  The Company recorded other income of $155,024 for the year ended December 31, 2011. This is primarily attributed to the recognition of $125,496 in deferred income from the Kingman cash grant receipt.

  Mark-to-market gains on Canadian dollar warrants

  Mark-to-market gains on the Company’s Canadian dollar denominated warrants for the year ended December 31, 2011, were $215,522, compared to a loss of $1,418,733 for the year ended December 31, 2010. The mark-to-market gains on the warrants is attributed to the year-over-year depreciation in the Canadian dollar, offset in large part by a year-over-year increase in the Company’s stock price from C$1.60 per share to C$2.01 per share, and the corresponding fair value calculation associated with the Black-Scholes valuation model, thereby reducing the Company’s warrant liability.

  Income tax recovery

  The Company’s current income tax expense and deferred income tax recovery were $113,205 and $3,028,192, respectively, for the year ended December 31, 2011, compared to $nil and a recovery of $11,147,954 for the comparative period. The decrease in the deferred income tax recovery for the year ended December 31, 2011, can largely be attributed to the December 31, 2010 decrease associated with the change in valuation allowance. The current income tax expense for the year ended December 31, 2011, resulted from the recognition of current income taxes payable to the State of California for 2010. On October 8, 2010 California’s state budget act extended the suspension of net operating loss deductions to 2010 and 2011 tax years.

  Comprehensive loss

  Comprehensive loss was $6,499,341 for the year ended December 31, 2011, and was comprised of the following items:

    A net loss of $4,915,478 for the year ended December 31, 2011;

    Mark-to-market losses on the Kingman interest rate swaps totaling $1,558,793 for year ended December 31, 2011, given that the London Interbank Offered Rate (“LIBOR”) has declined to historically low rates;

    Mark-to-market loss on the Canadian dollar warrants of $50,068 for the year ended December 31, 2011, were due to a depreciation in the Canadian dollar vis-à-vis the U.S. dollar; and

    Unrealized foreign exchange gains of $24,998 on translation of the Canadian parent company for the year ended December 31, 2011, stemming from the depreciation of the Canadian dollar vis-à-vis the U.S. dollar.

  FINANCIAL POSITION AND LIQUIDITY

  The Company’s total assets as at December 31, 2011, were $395,924,719 compared with $270,984,170 as at December 31, 2010.

  As at December 31, 2011, the Company had a cash balance of $429,583, and $47,015,675 in restricted cash reserved for the Windstar and Kingman generating facilities, compared to a cash balance of $1,119,366 and $127,128,155 of restricted cash as at December 31, 2010. The restricted cash balance is reserved solely for project and operational costs related to the Windstar and Kingman Generating Facilities, respectively, and are held in restricted escrow accounts. On a monthly basis, the Company applies for the funds to be released from the escrow accounts to pay for specified construction and operational costs.

  The Company’s working capital was a negative $102,481,507 as of December 31, 2011 (negative $23,263,157 at December 31, 2010). This negative working capital balance primarily relates to the project mezzanine financing being the bridge financing of $51,013,346 and deferred financing of $15,488,574 being presented as a current liability. The receipt of the Windstar cash grant proceeds (amount submitted on March 22, 2012 for approval being $90,556,707) will be used to repay the bridge and deferred financing, and the Company will use the excess cash grant to repay the corporate bridge loans of $18,867,922 as they become due. The REC promissory note of $12,006,000 is due on April 30, 2012 and will be repaid upon financial close from our anticipated construction and term financing for our Yabucoa project.

  On January 21, 2012, the Company closed a non-brokered private placement of 1,550,000 Units at a price of C$2.00 per Unit for gross proceeds of C$3,100,000 to fund project development and working capital needs. These additional funds will augment the net proceeds and cash generated from our Mesa and Windridge Generating Facilities to fund general and administration costs and project development expenditures, until the Company is in receipt of the Windstar cash grant or first distributions from our Kingman (expected June 30, 2012) and Windstar projects are received (expected September 30, 2012) from our restricted escrow accounts.

  About Western Wind Energy Corp.

  Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on the OTCQX under the symbol “WNDEF” and on the TSX Venture Exchange under the symbol “WND”. Western Wind is a vertically integrated renewable energy production company that directly owns over 165 MW of rated solar and wind capacity in production in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

  Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

  ON BEHALF OF THE BOARD OF DIRECTORS

  “signed”

  Jeffrey J. Ciachurski

  President & Chief Executive Officer

  Investor Relations Contact:
  Lawrence Casse

  Email: alphaedgeinc@gmail.com
  Telephone: (416) 992-7227

  Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

  Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.